ProShare Capital Management LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

July 15, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Withdrawal of Post-Effective Amendment Nos. 5 and 6 to Registration Statement on Form S-3;

ProShares Trust II (File No. 333-163511)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933 (the “1933 Act”), ProShare Capital Management LLC (the “Sponsor”) on behalf of ProShares Trust II (the “Trust”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Trust’s Post-Effective Amendment Nos. 5 and 6 under the 1933 Act to its Registration Statement on Form S-3 (the “Amendments”). The Amendments were filed with the Commission on September 28, 2011 (Accession No. 0001193125-11-258950) and December 20, 2011 (Accession No. 0001193125-11-347483).

The Sponsor on behalf of the Trust is requesting withdrawal of the Amendments at the request of the SEC Staff. No securities were sold in connection with the Amendments.

We appreciate your assistance with this matter. If you have any questions regarding this matter, please contact the undersigned at (240) 497-6577.

Very truly yours,

/s/ Kenneth C. Fang
Kenneth C. Fang Vice President and Legal Counsel